Exhibit 12(c)
LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	3 Months
	Ended
	March 31,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings, as defined:
Income from Continuing Operations
Before Income Taxes	$192	$603	$553	$551	$331	$419
Adjustment to reflect earnings from
equity method investments on a cash
basis (a)		(1)	(1)	(1)	33	(1)
	192	602	552	550	364	418

Total fixed charges as below	55	189	173	151	157	153

Total earnings	$247	$791	$725	$701	$521	$571

Fixed charges, as defined:
Interest charges (b) (c)	$53	$181	$167	$145	$151	$147
Estimated interest component of
operating rentals	2	8	6	6	6	6

Total fixed charges	$55	$189	$173	$151	$157	$153

Ratio of earnings to fixed charges	4.5	4.2	4.2	4.6	3.3	3.7

(a)	Includes other-than-temporary impairment loss of $25 million in 2012.
(b)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.
(c)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.

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